SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 12)*

ISRAMCO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

465141406

(CUSIP Number)

Noa Lendner

8, Granit Street, Kiryat Arie, Box 10188

Petach-Tikva, Israel 49222

Telephone: +972-3-922-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Introduction

This Amendment No. 12 to Schedule 13D (this “Amendment-12”) relates to the shares of common stock, par value $0.01 (“Common Stock”), of Isramco Inc., a Delaware corporation (the “Issuer”), and amends Amendment No. 11 to the Schedule 13D filed on March 21, 2018 (“Amendment-11”). The prior Amendment-11 amended the original Schedule 13D filed on September 20, 1995, as the same has been previously amended, supplemented and restated by each of Amendment No. 1 thereto filed on January 22, 1996, Amendment No. 2 thereto filed on March 27, 1996, Amendment No. 3 thereto filed on November 29, 1996, Amendment No. 4 thereto filed on February 12, 1997, Amendment No. 5 thereto filed on May 14, 1997, Amendment No. 6 thereto filed on October 21, 1997, Amendment No. 7 thereto filed on January 22, 1998, Amendment No. 8 thereto filed on September 18, 1998, Amendment No. 9 thereto filed on December 30, 1998, and Amendment No. 10 thereto filed on April 3, 2014.

Capitalized terms used but not defined in this Amendment-12 have the meanings given to them in Amendment-11.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The transactions in shares of Common Stock of the Issuer have been made by the Reporting Persons for investment purposes. In addition, Mr. Tsuff is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and, in such capacities and as a significant stockholder, Mr. Tsuff and the other Reporting Persons may regularly interact with management, other directors, other stockholders and other relevant parties concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer.

Except as described in this Item 4, the Reporting Persons have not, as of the date of this Amendment-12, formulated any definitive plan or proposal that relates to or would result in any of the actions or events specified in subsections (a) through (j) of Item 4 of Schedule 13D (the “Enumerated Events”). However, each Reporting Person (including Holding) reserves the right to acquire (or dispose of) additional securities of the Issuer in the ordinary course of business to the extent deemed advisable in light of market conditions, such Reporting Person’s general investment and trading policies, and other factors.

On January 8, 2019, Naphtha delivered a letter (the “Proposal Letter”) to the Issuer pursuant to which it proposed to acquire the outstanding shares of Common Stock not currently owned by Naphtha or its subsidiaries for a purchase price of $110.36 per share in cash. Through this offer, the Reporting Persons intend for the Issuer to become a privately owned subsidiary of Naphtha. As stated in the Proposal Letter, Naphtha is only interested in acquiring the shares of the Issuer (and outstanding rights to acquire shares of the Issuer) not owned by Naphtha and its subsidiaries and has no interest in a disposition or sale of its holdings in the Issuer, nor would it expect to vote in favor of any alternative sale, merger or similar transaction involving the Issuer.

The proposal made by Naphtha is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Issuer and Naphtha. Neither the Issuer nor any Reporting Person is obligated to complete the proposed transaction, and a binding commitment with respect to the proposed transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

The proposal made by Naphtha relates to, or would result in, some or all of the Enumerated Events.

Naphtha expects that the special committee appointed by the Board of Directors of the Issuer will engage its own legal and financial advisors to assist in its review and make a recommendation to the Board of Directors of the Issuer with respect to any transaction. Naphtha indicated that it will not move forward with the transaction unless it is approved by such special committee. In addition, the transaction will be subject to a non-waivable condition requiring approval of a majority of the shares of the Issuer not owned by Naphtha or its affiliates. If the proposed transaction is completed, the Issuer’s Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the  NASDAQ Capital Market.

The description of the Proposal Letter in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal Letter, which has been filed as Exhibit 99.9 hereto and which is incorporated herein by reference in its entirety.

This Amendment-12 is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5.  Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated as follows:

(c)	No transactions in the Common Stock of the Issuer have been effected by the Reporting Persons during the sixty days preceding the date of this Amendment-12.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

The information set forth in or incorporated by reference in Item 4 is incorporated herein by reference in its entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

99.9	Proposal Letter, dated January 8, 2019

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned also hereby agrees to file this statement jointly pursuant to the Joint Filing Agreement listed on Exhibit 99.1 to Amendment-10.

Dated: January 8, 2019

/s/ Haim Tsuff

Haim Tsuff, on behalf of himself, and as attorney-in-fact for:

NAPHTHA HOLDING LTD.*

NAPHTHA ISRAEL PETROLEUM CORPORATION LTD.*

I.O.C. ISRAEL OIL COMPANY, LTD.*

ISRAMCO OIL & GAS LTD.*

ISRAMCO NEGEV 2 LP*

J.O.E.L. JERUSALEM OIL EXPLORATION LTD.*

EQUITAL LTD.*

YHK INVESTMENT LP*

YHK GENERAL MANAGER LTD.*

UNITED KINGSWAY LTD.*

* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is attached as Exhibit 99.2 to Amendment-10.